Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

$73,700,153.04

Exchangeable Notes Due October 20, 2008

(Mandatorily Exchangeable for a Cash Amount Linked to American Depositary Receipts of Teva Pharmaceutical Industries Limited)

Final Terms

Offering:

Public offering of Exchangeable Notes (the “Notes”) of AB SVENSK EXPORTKREDIT (Swedish Export Credit Corporation). The Notes will exchange for the cash value of the ADRs of Teva Pharmaceutical Industries Limited (“TEVA Stock”) at Maturity. Teva Pharmaceutical Industries Limited is not involved in this offering of Notes in any way and will have no financial obligation with respect to the Notes. Notes are partially principal protected.

Aggregate Notional:	$73,700,153.04

Pricing Date:	October 11, 2007

Issue Date:	October 19, 2007

Determination Date:	October 15, 2008, subject to the effects of Market Disruption Events

Maturity Date:

October 20, 2008 unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day, subject to extension if the Determination Date is postponed due to Market Disruption Events

Number of Notes:	1,644,810

Issue Price:	$44.8077

Proceeds to Issuer:	99.90% of Aggregate Notional amount

Par:	100% of Issue Price

Coupon:	10% p.a.

Coupon Pay Dates:	Payable monthly on the 20th day of each month beginning November 20, 2007

Upside Exchange Ratio:	0.65

Downside Exchange Ratio:	0.92593

Upper Strike Price:	$50.9912 (approximately 113.8% of Issue Price)

Lower Strike Price:	$48.3921 (approximately 108% of Issue Price)

Protection Strike Price:	$31.3654 (approximately 70% of Issue Price)

Exchange Factor:	1.0 initially, subject to adjustments for corporate events. See below for adjustments for Ordinary Dividends.

Maturity Price:	Closing price of the TEVA Stock on Determination Date * Exchange Factor

Maturity Payment:
(i) If Maturity Price is less than or equal to Protection Strike Price, then Downside Exchange Ratio × Protection Strike Price

(ii) If Maturity Price is greater than Protection Strike Price and less than Lower Strike Price, then Downside Exchange Ratio × Maturity Price

(iii) If Maturity Price is greater than or equal to Lower Strike Price and less than Upper Strike Price, then Par

(iv) If Maturity Price is greater than or equal to Upper Strike Price, then Upside Exchange Ratio × (Maturity Price – Upper Strike Price) + Par

The Maturity Payment will be paid in cash.

Anti-dilution Adjustment
for Ordinary Dividend:	Exchange Factor * Current Market Price / (Current Market Price – Amount of Ordinary Dividend per Share + Base dividend)

Base dividend:	$0.08015 per TEVA share per quarter

Current Market Price:	The closing sale price of on the trading day immediately prior to the ex-dividend date for such ordinary dividend distribution

Calculation Agent:	Morgan Stanley & Co.

Settlement:	Book Entry, DTC

CUSIP:	W9512R107

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.